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                                  Filed by Florida Progress
                                  Corporation Pursuant to Rule 425
                                  under the Securities Act of 1933
                                  and deemed filed pursuant to Rule
                                  14a-12 of the Securities Exchange
                                  Act of 1934

                                  Subject Company: Florida Progress Corporation
                                          Commission File No. 001-08349

                          Florida Progress Corporation

                                  June 16, 2000

Richard Korpan
Chairman, President &
Chief Executive Officer

Dear Fellow Shareholder:

I wanted to take this opportunity to update you on our planned combination with Carolina Power & Light Co. (CP&L)-a combination that provides shareholders with a premium price and that recognizes the outstanding value of our successful company.

For each share of Florida Progress common stock you own, you can elect to receive $54.00 in cash or CP&L stock, subject to adjustment. You will also receive one contingent value obligation, which represents the right to receive contingent payments based on the net after-tax cash flow to CP&L from four synthetic fuel plants. Additional information concerning the terms of our share exchange agreement will be included in our proxy material, which we expect to mail in July.

The proxy material also will describe several ways you can vote, including by telephone, through the Internet, and of course, by mailing your proxy.

At our annual meeting, currently scheduled for August 17, 2000, shareholder voting for the proposed transaction with CP&L will be finalized. Assuming shareholder approval, we expect to close our transaction with CP&L sometime during the fall of 2000.

Sincerely,

/s/ Richard Korpan
------------------
Richard Korpan

A copy of the Proxy Statement, which you should read because it contains important information, is available without charge at the Securities and Exchange Commission's web site at http://www.sec.gov, or by contacting Investor Services at P.O. Box 14042, St. Petersburg, FL 33733.




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         In connection with the share exchange between CP&L and Florida
Progress, each of CP&L and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary proxy statement/prospectus. CP&L will file with the SEC a Registration Statement on Form S-4, and Florida Progress will file with the SEC a definitive proxy statement, each of which will contain the definitive joint proxy statement/prospectus of CP&L and Florida Progress in addition to other relevant documents concerning the share exchange. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents, free of charge, at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L with the SEC can be obtained by contacting CP&L at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042, St. Petersburg, Florida 33733, telephone: (800) 937-2840. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

         CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by CP&L with the SEC on May 23, 2000.

         Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on May 23, 2000.